FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 000-50859

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 are Supplement No. 1 to the proxy statement and the revised proxy card for the annual general meeting of TOP Ships, Inc., or the Company, now scheduled to be held on September 10, 2009, at the Company's headquarters in Athens, Greece.  The original notice of meeting and proxy materials were filed by the Company on Form 6-K on August 6, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: August 26, 2009	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

EXHIBIT 1

SUPPLEMENT NO. 1 TO PROXY STATEMENT FOR 2009 ANNUAL MEETING OF SHAREHOLDERS

August 24, 2009

TO THE SHAREHOLDERS OF
TOP Ships, Inc.

Last month you received the proxy statement of TOP Ships, Inc. (the "Company") dated July 20, 2009 (the "Proxy Statement"), for the Company's annual meeting of shareholders (the "Meeting") which was originally scheduled to be held on September 3, 2009. By this supplement to the Proxy Statement ("Supplement No. 1 to the Proxy Statement"), we notify you as follows:

1. The Meeting is adjourned to September 10, 2009 at 1:00 p.m. local time, and will take place at the Company's offices located at 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece. We have postponed the meeting in order to afford the Company's shareholders sufficient time to consider an amendment to the Proxy Statement.

2. The Company has amended proposal one of the Proxy Statement ("Proposal One"). The persons nominated in Proposal One are retiring and will not be standing for re-election to the Board of Directors of the Company. Accordingly, the Board of Directors has agreed to nominate Marios Hamboullas and Yiannakis C. Ecomonou as Class II Directors with terms that expire at the 2012 annual meeting or whenever their successors are duly elected and are qualified. This change is reflected in the revised Proposal One as set forth in this Supplement No. 1 to the Proxy Statement. THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF MESSRS. HAMBOULLAS AND ECONOMOU.

Important Information Regarding Voting

All prior shareholder votes previously received will be disregarded. Your vote will be counted only via the amended proxy card that is enclosed or by a vote at the Meeting.

Very truly yours,

Evangelos J. Pistiolis
Chief Executive Officer

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24 Tel: +30 210 812 8000, Fax: +30 210 614 1272 e-mail: eia@topships.org – www.topships.org

REVISED TEXT OF

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company currently has seven directors.  As provided in the Company's Amended and Restated Articles of Incorporation, each Director is elected to serve for a three-year term.  Under the Amended and Restated Bylaws of the Company, the Board of Directors, or the Board, has been divided into three classes.  The terms of the Directors in Class I will expire at the annual meeting of stockholders for 2011, the terms of the Directors in Class II will expire at the Meeting, and the terms of the Directors in Class III will expire at the annual meeting of stockholders for 2010. Directors elected to the Board serve until the annual meeting of shareholders three years after their election or until a director's successor is duly elected.

The Board of Directors has nominated Marios Hamboullas and Yiannakis C. Economou as Class II directors whose term would expire at the 2012 Annual Meeting or whenever their successors are duly elected.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominees as the current Board may recommend.

Nominees for Election to the Company's Board of Directors

Information concerning the nominees for Director of the Company is set forth below:

Name	Age	Position

Marios Hamboullas	67	Director

Yiannakis C. Economou	60	Director

Marios Hamboullas is the founder and Chairman of Astarti Development Public Company Ltd., a public company founded in 1979 and listed on the Cyprus Exchange (Symbol: AST) engaged in the hotel industry. Since 1968, Mr. Hamboullas has been a managing director of Kyriacos Hamboullas and Son Ltd., a family owned company with extensive interests in agriculture, trading and manufacturing. Mr. Hamboullas is also the Business Development Director of D.H. Cyprotels Plc, a Cypriot private company engaged in the hotel and tourism industry. Mr. Hamboullas also serves as a director of the following private companies: Hamboullas Financial Services Ltd. and Marham Investments Ltd. Mr. Hamboullas earned his M.A. degree in Law and Economics from Cambridge University U.K. and a post-graduate degree in European Politics and Economics from Strasbourg University in France. Mr. Hamboullas is a citizen of Cyprus and is fluent in Greek, English and French.

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24 Tel: +30 210 812 8000, Fax: +30 210 614 1272 e-mail: eia@topships.org – www.topships.org

Yiannakis C. Economou is a Managing Director of Hull Blyth Araouzos Limited, a company based in Cyprus which provides a wide variety of services in passenger and cargo transport by sea, land and air, including agency services for shipping, aviation, travel and tourism, customs clearance and freight forwarding. Since 1985, Mr. Economou has served as a Managing Director and Secretary of the company. Prior to joining Hull Blyth, Mr. Economou trained in shipping with Ellerman City Liners in Liverpool and London, England. Mr. Economou earned his Bachelor of Laws degree at the University of Athens. Since 1981, Mr. Economou has served on the Board of Directors of Associated Agencies Ltd. and United Stevedoring Company Limited. Mr. Economou for the third time serves as the President of the Cyprus Shipping Association. He is also a member of the Employers' Association of Cyprus, Honorable Consul for Costa Rica in Cyprus, Secretary of the Consular Corps in Cyprus and was a past President of the Rotary Club of Famagusta. Mr. Economou is a citizen of Cyprus.

Audit Committee.  The Company's Board of Directors has established an Audit Committee, consisting of three members, which is responsible for reviewing the Company's accounting controls and the appointment of the Company's outside auditors.  The Audit Committee currently consists of Messrs. Michael Docherty, Roy Gibbs, and Christopher J. Thomas, whose term will expire at the Meeting. Following the Meeting, the Board of Directors intends to appoint another independent director to the Audit Committee. As the Company is a foreign private issuer, it is exempt from the corporate governance rules of the Nasdaq Global Market, other than the Audit Committee requirement.

Required Vote.  Approval of Proposal One will require the affirmative vote of the plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

BY ORDER OF THE BOARD OF DIRECTORS

Eirini Alexandropoulou
Secretary

August 24, 2009
Athens, Greece

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24 Tel: +30 210 812 8000, Fax: +30 210 614 1272 e-mail: eia@topships.org – www.topships.org

TOP SHIPS INC.

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Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00a.m., Central Time (North America), on September 10, 2009.

Vote by Internet

- Log on to the Internet and go to **www.investorvote.com/TOPT**
- Follow the steps outlined on the secured website.

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

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▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed in Proposal 1 and FOR Proposals 2 and 3.

1. Election of Directors*:

	For	Withhold		For	Withhold
01 - Marios Hamboullas	☐	☐	02 - Yiannakis C. Economou	☐	☐

*To elect two Class II Directors to serve until the 2012 Annual Meeting of Shareholders and until their successors are duly elected.

	For	Against	Abstain
2. To amend the Articles of Incorporation of the Company to increase its authorized common stock to 1 billion (1,000,000,000) shares of common stock.	☐	☐	☐
3. To approve the appointment of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2009.	☐	☐	☐

4. To transact other business as may properly come before the meeting or any adjournment thereof.

B Non-Voting Items

Change of Address — Please print new address below.

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below. / /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

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▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

TOP SHIPS INC.

Proxy — TOP Ships Inc.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF TOP SHIPS INC.

The undersigned hereby appoints Evangelos J. Pistiolis and Eirini Alexandropoulou, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all shares of common stock of TOP SHIPS INC. (the "Company"), that the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Stockholders of the Company to be held September 3, 2009 (the "Meeting") or any adjournment thereof, with all powers which the undersigned would possess if present at the Meeting.

One or more shareholders representing at least a majority of the total voting rights of the Company as of the record date of July 14, 2009, present in person or by proxy at the Meeting, shall be a quorum for the purposes of the Meeting. In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the Board of Directors on the proposals described in the Proxy Statement, as amended by Supplement No.1 to the Proxy Statement, are not timely received, the persons named as proxies may propose and vote for one or more adjournments of the Meeting, with no other notice than announcement at the Meeting, in order to permit further solicitation of proxies.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued, and to be marked, dated and signed, on the other side.)